Newsletter – 11/17/21

Facebook – 11/17/21

Instagram – 11/17/21



islandsavoymarket
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ISLAND SAVOY MARKET
12 Posts
451 Followers
160 Following
Island Savoy Market
A community grocery in Alameda with a deli & coffee bar - opening in early 2022!
Subscribe to our newsletter: eepurl.com/hLDU5
Click to invest!
wefunder.com/island.savoy.market/
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islandsavoymarket We're launching a fundraising campaign!
We're currently in the "testing the waters" phase.
We've kicked off a crowdfunding campaign based on investments, not donations, from people just like you. Island Savoy is thrilled to invite our friends and neighbors to invest in our business—and to invest direct in our community. Check out our Wefunder pitch at https://wefunder.com/island.savoy.market (link in profile) for details and to invest!
Legal disclosure: We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind at this time.

Facebook – 11/18/21 (post of Wefunder update)



SAVOY

Instagram – 11/19/21


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ISLANDSAVOYMARKET
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islandsavoymarket Painting is underway! Our building's fresh new look is coming soon. 👀 Thank you MB Jessee Painting!
🍏 Help us open the doors—click the link in our profile to see our pitch on Wefunder. 🍏

Facebook – 11/19/21


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Newsletter – 11/22/21



Sharing Meals and Gratitude
We're launching a fundraising campaign!
Mike's Mushroom & Leek Stuffing
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Facebook – 11/23/21



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